September 20, 2013
Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Gastar Exploration Ltd.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
File No. 001-32714
Gastar Exploration USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 11, 2013
Form 8-K filed March 11, 2013
File No. 001-35211
Ladies and Gentlemen:
Set forth below are the responses of Gastar Exploration Ltd. (“Gastar”) and Gastar Exploration USA, Inc. (“Gastar USA,” and together with Gastar, the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2013, with respect to the Form 10-K for Fiscal Year Ended December 31, 2012 jointly filed by Gastar and Gastar USA (the “Form 10-K”) and the Form 8-K jointly filed by Gastar and Gastar USA on March 11, 2013 (the “Form 8-K,” and together with the Form 10-K, the “’34 Act Reports”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.
Form 10-K for Fiscal Year Ended December 31, 2012
Properties, page 35

Gastar Exploration LTD.
1331 Lamar, Suite 650 Houston, TX 77010
Phone: (713)739-1800 Fax: (713)739-0458

Securities and Exchange Commission
September 20, 2013

Undeveloped Acreage Expirations, page 37

1.
The disclosure on page 38 indicates that a significant percentage of the Company’s net undeveloped acreage will expire over the period from 2013 through 2016. Please tell us the extent to which you have assigned proved undeveloped reserves as of December 31, 2012 to any locations which are currently scheduled to be drilled after lease expiration.

US 2087009v.5
RESPONSE:
We acknowledge the Staff’s comment and respectfully submit that as of December 31, 2012, we did not have any proved undeveloped reserves assigned to leases after their expiration.
Proved Undeveloped Reserves (“PUDs”), page 41

2.
Please revise your disclosure to present the dollar amounts of the capital expenditures made during 2012 to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

RESPONSE:
We acknowledge the Staff’s comment and respectfully submit that the cost of converting proved undeveloped reserves (“PUDs”) to proved developed reserves in 2012 was approximately $36.4 million. In future filings, we will include the dollar cost of converting PUDs to proved developed reserves in the discussion of our PUDs.
Item 9A – Controls and Procedures, page 59

3.
We note that you file separate consolidated financial statements for Gastar Exploration Ltd. and Gastar Exploration USA, Inc. in a combined Form 10-K. It appears that separate reports on disclosure controls and procedures and internal control over financial reporting should be provided for each entity. Please revise or advise.

RESPONSE:
We acknowledge the Staff’s comment and, in future filings, will include separate reports on disclosure controls and procedures and internal control over financial reporting for each entity.
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Derivative Instruments and Hedging Activity, page F-14

4.
We note that you have elected not to designate derivative contracts as cash flow hedges. The disclosure in your filing states that any changes in the fair values of derivative contracts for future production are recognized as unrealized hedge gains / losses while

Securities and Exchange Commission
September 20, 2013

realized gains / losses related to contract settlements are recognized in natural gas, condensate, oil and NGLs revenues. Please tell us how your realized and unrealized gains / losses are calculated in a manner that is consistent with FASB ASC 815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP).
RESPONSE:
We maintain a policy of hedging the prices we will receive for a portion of our estimated future production for up to five years. We typically use costless collars, fixed price swaps and put and call options to hedge natural gas, condensate, oil and NGLs future prices. We do not elect to use hedge accounting for these derivatives. All derivative hedge contracts are carried at their fair value on the balance sheet. Realized gains and losses resulting from cash receipts or payments on settled hedges are recognized in natural gas, condensate, oil and NGLs revenues. Unrealized gains and losses resulting from the periodic change of future strip prices on unsettled hedges are recognized as unrealized hedge (loss) gain. The total natural gas, condensate, oil and NGLs revenues and the unrealized hedge (loss) gain comprise total revenues on the statement of operations. We have presented the unrealized gains or losses on unsettled commodity instruments on the face of our statement of operations to enhance the transparency of our disclosures because periodic changes in the fair value of these contracts do not relate to production reported in the current period. Additional disclosures regarding derivative instruments and hedging activities are also set forth in the notes to our financial statements.
Note 19 – Supplemental Oil and Gas Disclosures, page F-41
Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities, page F-42

5.
Please revise to provide disclosure consistent with the categories of costs described by FASB ASC 932-235-50-18 (i.e., acquisition costs, exploration costs, and development costs). Also, refer to FASB ASC 932-235-55-4.

RESPONSE:
We acknowledge the Staff’s comment and, in future filings, we will remove the “unproved property divestment” and “proved property divestment” line items under “oil and gas property costs incurred.”
Net Proved and Proved Developed Reserve Summary, page F-43

6.
Please revise to provide additional detail explaining significant changes identified in your proved reserves during the periods presented. For example, describe the causal factors underlying the changes due to extensions and discoveries. Refer to FASB ASC 932-235-50-5.

RESPONSE:

Securities and Exchange Commission
September 20, 2013

We acknowledge the Staff’s comment and respectfully submit that the extensions and discoveries in 2012 were the result of the extension of proved acreage of the previously discovered Marcellus Shale reservoir through additional drilling during the years subsequent to initial discovery. We believe this explanation for significant changes in reserves is apparent from our disclosures regarding the magnitude and results of our Marcellus Shale drilling program described in “Item 1. Business.” In future filings, we will include additional detail explaining significant changes identified in our proved reserves during the period presented as part of our unaudited Supplemental Oil and Gas Disclosures as contemplated in FASB ASC 932-235-50-5.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-44

7.
We note that you have disclosed certain pricing assumptions used to calculate the standardized measure of discounted future cash flows. However, it does not appear that the information presented here is consistent with the pricing assumptions disclosed in the reports issued by the third party petroleum engineers. Please tell us how you considered the guidance per FASB ASC 932-235-50-31a which states that future cash inflows should be calculated based on prices used in estimating proved oil and gas reserves.

RESPONSE:
We confirm that our future cash inflows were calculated starting with the 12-month arithmetic average first-day-of-the-month of benchmark prices identified and used in the reserve reports of our independent engineers filed as exhibits to our most recent Form 10-K and our two prior Form 10-K’s. The information concerning average benchmark prices in the table on page F-44 of our most recent Form 10-K is correct for the average benchmark prices indicated in those reports. We recognize, however, that the descriptions of the various additional average benchmark prices for natural gas (i.e., for the most recent year, those other than Henry Hub) do not correspond to any benchmark prices actually used in the reserve reports filed as exhibits on which future cash inflows were based. In future filings, in the disclosure regarding the Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, we propose to eliminate the average natural gas prices for benchmarks not used in our filed reserve reports, which for December 31, 2012 and 2011, would eliminate Katy Hub and Columbia Appalachia Pool benchmarks.
Certifications

8.
It appears that the certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 for Gastar Exploration USA, Inc. are signed by the President and the Treasurer of that entity. Please tell us why these certifications are not signed by the certifying individuals in their capacity as principal executive officer and principal financial officer.

RESPONSE:
We acknowledge the Staff’s comment and propose that the President and Treasurer of Gastar USA will each execute revised certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 indicating their specific additional capacities as principal executive officer and

Securities and Exchange Commission
September 20, 2013

principal financial officer, respectively, which revised certificate will be filed by amendment to our Form 10-K for the year ended December 31, 2012.
Exhibit 99.1

9.
The reserve report discloses information relating to probable reserves as of December 31, 2012 not included in the filing on Form 10-K. Please obtain and file a revised reserves report excluding the disclosure of reserves information not also included in the filing on Form 10-K. Alternatively, amend the filing on Form 10-K to include information relating to probable reserves.

RESPONSE:
We acknowledge the Staff’ comment and propose that we will obtain a revised reserve report as of December 31, 2012 that excludes the disclosure of probable reserves, which revised report will be filed by amendment to our Form 10-K for the year ended December 31, 2012.
Form 8-K filed March 11, 2013
Non-GAAP Financial Information and Reconciliation
Reconciliation of Net Income (Loss) to Net Income (Loss) Excluding Special Items, page 12

10.
We note Net Income (Loss) Excluding Special Items, a non-GAAP measure, includes an adjustment for unrealized hedge gains / losses. Please tell us why this non-GAAP measure excludes the unrealized gain / loss, but includes the realized gain / loss on these hedges. If it is your intent for these non-GAAP measures to reflect the cash flows associated with derivatives settled during the period, please revise your reconciliation to include two separate line items: one for the total gain / loss recognized and another for the net cash received / paid for the derivatives which were settled during the period.

RESPONSE:
We acknowledge the Staff’s comment and respectfully submit that the reconciliation of net income (loss) excluding special items presented in our filing is to allow the reader to view our operating results excluding non-cash or one-time special items. Unrealized hedging gains and losses are included in the reconciliation because it represents a non-cash gain or loss. Realized hedging gains and losses continue to be reflected in adjusted net income (loss) as such are included in total natural gas, condensate and oil and NGLs revenues. We believe that this presentation is consistent with the intended purpose and utility of the reconciliation as it illustrates our performance without giving effect to non-cash or other special items. Moreover, we believe that this presentation is consistent with the presentation of similarly situated issuers.
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Securities and Exchange Commission
September 20, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.
Very truly yours,

Gastar Exploration Ltd.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Vice President and Chief Financial Officer

Gastar Exploration USA, Inc.

By:    /s/ Michael A. Gerlich
Name:    Michael A. Gerlich
Title:    Secretary and Treasurer

cc: J. Russell Porter (Gastar Exploration Ltd. and Gastar Exploration USA, Inc.)
James M. Prince (Vinson & Elkins L.L.P.)
Sarah K. Morgan (Vinson & Elkins L.L.P.)
Alan Stevens (BDO USA, LLP)
Kacy Lutrick (BDO USA, LLP)